Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of Optimer Pharmaceuticals, Inc. for the registration of $150,000,000 of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 11, 2009, with respect to the consolidated financial statements  of Optimer Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Optimer Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 23, 2009